SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                             Flotek Industries Inc.
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                  34339C 10 4
                                 (Cusip Number)

                                Mr. Walter Roach
                            3900 Thanksgiving Tower
                                1601 Elm Street
                              Dallas, Texas 75201
                                 (214) 922-0135
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 29, 1997
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 14,350,000 shares, which constitutes approximately 27.5% of the 52,232,297 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 38,232,297 shares of Stock outstanding.

1.   Name of Reporting Person:

     TOSI, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     14,000,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  26.8% (2)


14.  Type of Reporting Person: PN

------------

(1) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
     Item 6.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 52,232,297 shares of the Stock outstanding.
1.   Name of Reporting Person:

     Pitman Property Corp.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     14,000,000 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  26.8% (3)

14.  Type of Reporting Person: CO
-------------

(1)  Solely in its capacity as the sole general partner of TOSI, L.P.

(2) Assumes exercise of all of the Warrants and conversion of all of the original principal amount of the Loan into shares of the Stock. See
     Item 6.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 52,232,297 shares of the Stock outstanding.

1.   Name of Reporting Person:

     J. W. Beavers, Jr.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     14,000,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  26.8% (2)

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as the President of Pitman Property Corp., which is the sole general partner of TOSI, L.P.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 52,232,297 shares of the Stock outstanding.

1.   Name of Reporting Person:

     David S. Hunt

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 350,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 350,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     350,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.9%

14.  Type of Reporting Person: IN

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of the common stock, no par value per share (the "Stock"), of Flotek Industries Inc., an Alberta corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7030 Empire Central Drive, Houston, Texas 77040.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this
Schedule 13D Statement on behalf of TOSI, L.P., a Texas limited partnership ("TOSI"), Pitman Property Corp., a Texas corporation ("Pitman"), J. W. Beavers, Jr. ("JWB") and David S. Hunt ("DSH"). TOSI, Pitman, JWB and DSH are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     TOSI

     TOSI is a Texas limited partnership, the principal business of which is investing in the Issuer. TOSI's principal business address, which also serves as its principal office, is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Pitman, sole general partner of TOSI, is set forth below.

     PITMAN

     Pitman is a Texas corporation the principal business of which is engaging in real-estate-related activities. Pitman's principal business address, which also serves as its principal office, is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to each director, executive officer and controlling person of Pitman are as follows:

                    Residence or             Principal Occupation
     Name           Business Address         or Employment

     JWB            See answers below.       See answers below.

     Al Allred      8235 Douglas Ave.        President of Hunt Properties,
                                                Inc.
                    Suite 1300
                    Dallas  TX   75225

     T. E. Nelson   3900 Thanksgiving Tower  Vice President and Chief
                    1601 Elm Street            Financial Officer of
                    Dallas  TX   75201         Petro-Hunt Corporation

     Hunt Properties, Inc. is a Texas corporation the principal business of which is investing in real estate. The principal business address of Hunt Properties, Inc., which also serves as its principal office, is 8235 Douglas Avenue, Suite 1300, Dallas, Texas 75225.

     Petro-Hunt Corporation is a Delaware corporation the principal business of which is oil and natural gas exploration and production. The principal business address of Petro-Hunt Corporation, which also serves as its principal office, is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.

     JWB

     JWB's principal occupation or employment is serving as the sole trustee of the William Herbert Hunt Trust Estate (the "Trust"). JWB's business address is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.

     The Trust is a Texas testamentary trust the corpus of which consists principally of investments in oil and gas and real estate. The principal business address of the Trust, which also serves as its principal office, is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.

     DSH

     DSH's principal occupation or employment is serving as an Administrative Assistant of Petro-Hunt Corporation. DSH's business address is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas 75201.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Except where a reference to Canadian currency is indicated by the use "CDN," all currency references in this Schedule 13D are to the lawful moneys
of the United States of America.   All references in this Schedule 13D to
Canadian currency assume an exchange rate of CDN$1.40 per $1.00.

     The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

     REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

          TOSI            Contributions from      $1,500,000 (1)
                             Partners

          Pitman          Not Applicable         Not Applicable

          JWB             Not Applicable         Not Applicable

          DSH             (2)                     $   37,500 (2)

     (1) Of this amount, (i) $750,000 represents the funds used to acquire the convertible promissory note evidencing the Loan (as defined in Item 6), the original principal amount of which is convertible into 7,000,000 shares of the Stock at the rate of CDN$0.15 (approximately $0.107) per share of Stock and assumes conversion of the entire original principal amount of the Loan into shares of the Stock and (ii) $750,000 represents the funds to be used to acquire 7,000,000 shares of the Stock pursuant to exercise of the Warrants (as defined in Item 6) at an exercise price of CDN$0.15 (approximately $0.107) per share of Stock and assumes exercise of all of the Warrants.

     (2) In connection with the transactions described in Item 6, the Issuer paid DSH a finder's fee of $37,500 in the form of 350,000 shares of the Stock at a deemed price of CDN$0.15 (approximately $0.107) per share of Stock.

Item 4.   PURPOSE OF TRANSACTION.

     TOSI entered into the transactions described in Item 6 for investment purposes. Depending on market conditions and other factors that TOSI may deem material to its investment decision, TOSI may convert all or a portion of the Loan into shares of the Stock, may exercise all or a portion of the Warrants for shares of the Stock and may purchase shares of the Stock in the open market or in private transactions. Depending on these same factors, TOSI may convert none of the original principal amount of the Loan, may exercise none of the Warrants and may make no such purchases.

     See also Item 6, the text of which is hereby incorporated by reference.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     TOSI

     The aggregate number of shares of the Stock that TOSI owns beneficially, pursuant to Rule 13d-3 of the Act, is 14,000,000, which constitute approximately 26.8% of the 52,232,297 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

     PITMAN

     Because of its position as the sole general partner of TOSI, Pitman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 14,000,000 shares of the Stock, which constitute approximately 26.8% of the 52,232,297 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

     JWB

     Because of his position as President and controlling person of the sole general partner of TOSI, JWB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 14,000,000 shares of the Stock, which constitute approximately 26.8% of the shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

     DSH

     Pursuant to Rule 13d-3 of the Act, DSH beneficially owns 350,000 shares of the Stock, which constitutes approximately 0.9% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     TOSI

     TOSI has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     PITMAN

     Pitman has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     JWB

     JWB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     DSH

     DSH has the sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, 350,000 shares of the Stock.

     Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On October 16, 1997, TOSI lent $750,000 to the Issuer (the "Loan") pursuant to the terms and conditions of a Convertible Loan Agreement (the "Convertible Loan Agreement"). In connection with the Loan, the Issuer, TOSI and certain shareholders of the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") and a Lock-Up Agreement (the "Lock-Up Agreement"), and the Issuer granted to TOSI Warrants to acquire shares of the Stock (the "Warrants"). The description in this Item 4 of the Convertible Loan Agreement, the Registration Rights Agreement, the Lock-Up Agreement and the Warrants is not, and does not purport to be, complete, and is qualified in its entirety by reference to such agreements and instruments, copies of which are filed herewith as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively.

     The Loan bears interest at an annual rate of 10%, payable quarterly in arrears, matures on October 16, 1998 (the "Maturity Date") and is secured by certain assets of the Issuer and certain of its subsidiaries (the "Subsidiaries"), as well as by unconditional guarantees of the Subsidiaries. The original principal amount of the Loan is convertible, at TOSI's option, at any time and from time to time until the Maturity Date, into 7,000,000 shares of the Stock at the conversion rate of CDN$0.15 (approximately $0.107) per share. The Convertible Loan Agreement contain customary anti-dilution provisions with respect to the Loan's conversion feature. Although the appointment of a TOSI-designated person to the Issuer's board of directors (the "Board") is not specifically required by the Convertible Loan Agreement, the Issuer has appointed one TOSI-designated person to the Board, and events of default under the Convertible Loan Agreement include (i) the failure at any time during the term of the Loan of the Board to include at least one TOSI-designated director and (ii) an increase in the size of the Board without the consent of each TOSI-designated Board member. The Convertible Loan Agreement also provides for customary events of default. The Board waived application of the Issuer's Shareholder Protection Rights Plan in connection with the contingent issuance of the shares of the Stock contemplated by the Convertible Loan Agreement and the Warrants.

     As additional consideration for the Loan, the Issuer granted to TOSI the Warrants. The Warrants entitle TOSI to acquire up to 7,000,000 shares of the Stock at the exercise price of CDN$0.15 (approximately $0.107) per share.
The Warrants are exercisable, at TOSI's option, at any time and from time to time until the Maturity Date. The Warrants contain customary anti-dilution provisions.

     Pursuant to the Convertible Loan Agreement, TOSI's right to require the issuance of the Warrants and of the shares of the Stock pursuant to conversion of the original principal amount of the Loan and/or pursuant to the exercise of the Warrants was specifically conditioned on the written approval of the Vancouver Stock Exchange of the terms and conditions of the Loan and of the transactions contemplated thereby. The Issuer received such written approval on October 29, 1997.

     Pursuant to the Registration Rights Agreement, the Issuer granted TOSI certain registration rights with respect to the shares of Stock issuable upon conversion of the original principal amount of the Loan and upon exercise of the Warrants. Pursuant to the Registration Rights Agreement, holders of at least 25% of all Registrable Securities (as defined therein) may make up to a total of four demands (of which TOSI and its transferees are entitled to make a total of two) for registration of the Registrable Securities under the Act (or, alternatively, for qualification of the Registrable Securities for distribution pursuant to the securities laws of the provinces of British Columbia or Ontario) at the Issuer's expense during the six-year term thereof. Additionally, the Registration Rights Agreement provides for incidental registration rights with respect to the Registrable Securities in the event that the Issuer proposes to register any securities of the same class as the Registrable Securities, subject to customary exceptions and cut-backs. The Registration Rights Agreement also contains customary indemnification and contribution provisions.

     Pursuant to the Lock-Up Agreement and as additional consideration for the Loan, certain shareholders of the Issuer have agreed not to dispose of the shares of the Stock owned by them until October 16, 1998.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 24.1 --     Power of Attorney of TOSI, L.P.

     Exhibit 24.2 --     Power of Attorney of Pitman Property Corp.

     Exhibit 24.3 --     Power of Attorney of J. W. Beavers, Jr.,

     Exhibit 99.1 --     Agreement pursuant to Rule 13d-1(f)(1)(iii)

     Exhibit 99.2 --     Convertible Loan Agreement

     Exhibit 99.3 --     Registration Rights Agreement

     Exhibit 99.4 --     Lock-Up Agreement

     Exhibit 99.5 --     Warrants

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  November 10, 1997



                                         /s/ David S. Hunt
                                        David S. Hunt,
                                        Individually and as
                                        attorney-in-fact for:


                                        TOSI, L.P. (1)
                                        PITMAN PROPERTY CORP. (2)
                                        J. W. BEAVERS, JR. (3)


(1) A power of attorney authorizing David S. Hunt to act on behalf of TOSI, L.P. is filed herewith as Exhibit 24.1.

(2) A power of attorney authorizing David S. Hunt to act on behalf of Pitman Property Corp. is filed herewith as Exhibit 24.2.

(3) A power of attorney authorizing David S. Hunt to act on behalf of J. W. Beavers, Jr. is filed herewith as Exhibit 24.3.



                                EXHIBIT INDEX


EXHIBIT                 DESCRIPTION


 24.1    Power of Attorney of TOSI, L.P., filed herewith.

 24.2    Power of Attorney of Pitman Property Corp., filed herewith.

 24.3    Power of Attorney of J. W. Beavers, Jr., filed herewith.

 99.1    Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

 99.2    Convertible Loan Agreement, filed herewith.

 99.3    Registration Rights Agreement, filed herewith.

 99.4    Lock-Up Agreement, filed herewith.

 99.5    Warrants, filed herewith.